UNITED STATES OF AMERICA
             BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.




In the Matter of                             .
                                             .
Entergy Corporation                          .
Entergy Enterprises, Inc.                    .
Entergy Integrated Solutions, Inc.           .
(formerly Entergy Systems and Service, Inc.  .
and prior thereto Systems and                .
Service U.S.A., Inc.)                        .    CERTIFICATE PURSUANT
                                             .    TO RULE 24
     File No. 70-7947                        .
     File No. 70-8509                        .
                                             .
(Public Utility Holding Company              .
          Act of 1935)                       .

      Pursuant  to  Rule 24 promulgated by the Securities and  Exchange

Commission (SEC) under the Public Utility Holding Company Act of  1935,

as  amended, modified by the application(s)-declaration(s) in the above referenced  files and the related orders dated December  28,  1992  and

July 27, 1995 (collectively, the "Orders"), this is to certify that the

following  paragraphs  report  transactions  carried  out  by   Entergy

Integrated Solutions, Inc. (EIS)<FN1> during the three (3) month period ended  March  31, 1997 pursuant to the authorization  of  the  SEC  and provide  such  other  information as is  required  to  be  reported  in accordance with the provisions of the Orders.



I.  Reporting Re: SASI and SASI Products


     As reported in EIS' Rule 24 Certificate for the three (3) month and twelve (12) month periods ended December 31, 1996, the Exclusive

Distribution Agreement and Manufacturing Agreement, between

EIS and SASI have been terminated and SASI has ceased business operations.  Accordingly, this Rule 24 Certificate, and future Rule 24

Certificates filed on behalf of EIS will no longer report on the development of SASI's energy efficiency technology and manufacturing processes, or the use of SASI's products within the Base Region.




II.   Summary of Total Assets and Revenues of EIS By Type of Activity


                    Energy Management                Funding of other
                         & DSM         Consulting      Contractors

Total Assets*        $140,577,935.63

Total Revenues         $9,416,608.00

*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general business operations.




III. Summary of Total Assets and Revenues of EIS By Geographic Region

                     Base Region    U.S. (excluding Base    World (excluding
                                           Region)                 U.S.)
Total Assets**      $27,938,980.19     $49,795,081.75

Total Revenues       $3,295,812.80      $6,120,795.20

**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.


IV.  Financial Statements

     EIS's unaudited Balance Sheets, as of March 31, 1997 and as of the reporting date, respectively, and Income Statements for the three month period  ending  March  31, 1997, and for the  calendar  year  to  date,

respectively, are attached hereto.



     IN WITNESS WHEREOF, the undersigned companies have caused this certificate to be executed this 15th day of August, 1997.

                              Entergy Corporation


                              By:  /s/ Michael G. Thompson
                                     Michael G. Thompson
                                     Senior Vice President,
                                     General Counsel and Secretary


                              Entergy Enterprises, Inc.


                              By:  /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Senior Vice President
                                      Law and Secretary

                              Entergy Integrated Solutions, Inc.


                              By:   /s/ Michael G. Thompson
                                      Michael G. Thompson
                                      Vice President and Secretary


_______________________________

<FN1> By amendment to its Certificate of Incorporation, Entergy Systems and
      Service, Inc. changed its name to "Entergy Integrated Solutions, Inc.", effective May 7, 1996